Intermountain Refining Co., Inc
PO Box 35
Farmington, NM 87499
(505) 326-2668

March 31, 2006

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated March 27, 2006
Intermountain Refining Co., Inc.
Form 10-KSB/A February 28, 2005 filed February 15, 2006
Supplemental Response Letter dated March 2, 2006
File No. 333-91191

Dear Ms. Eisen:

Contained herein are our responses to specific comment items contained within the above referenced SEC comment letter.

In connection with responding to your comments, Intermountain hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.

You have previously advised us that the Commission believes that it is improper for Intermountain to report oil and natural gas revenues net of the gathering fee deduction (which we believe was appropriate since the terms of the gas sales contract specify that the gathering fee deduction is part of the defined sales price and all sales take place at the wellhead), and production and severance taxes (which we agree should be included in cost of sales in accordance with FASB 19(24)(e)). Hereinafter, the gathering fee deduction and production and severance taxes are collectively referred to as the "Subject Items".

Accounting for the Subject Items as part of cost of sales will involve a reclassification between oil and gas revenues and cost of sales as follows:

  Increase oil and gas revenues by the amount of the Subject Items, and
  Increase cost of sales by the amount of the Subject Items.

Since these changes involve only reclassifications, there is no effect on the balance sheet, results of operations, cash flows, or earning per share amounts as reported.

In our March 2, 2006 response letter we provided you with a quantitative analysis concerning the materiality of the Subject Items with respect to various line items in our statements of operations and requested that the Commission waive amendment of the subject filing with the understanding that Intermountain will reclassify the Subject Items in future filings. Your comment letter of March 27, 2006 requested that we additionally provide a qualitative analysis concerning the Subject Items as required by SAB Topic 1:M to support an assessment of the necessity to amend our prior filings. Our analysis of the Subject Items with respect to individual SAB Topic 1:M bullet list items is as follows:

  The Subject Items are both capable of precise measurement. Accordingly, the amounts are not subject to deviation that could alter the quantitative analysis provided in our response letter of March 2, 2006.

  The Subject Items, as reported, do not mask a change in earnings or other trends.

  We are not aware of any analysts that are providing consensus expectations with respect to Intermountain's financial performance. In the event that there are analysts providing consensus expectations, we do not believe that Intermountain's accounting for the Subject Items would serve to hide a failure to meet such expectations.

  As outlined above, any change in reporting the Subject Items would have no impact on income or losses previously reported.

  While the Subject Items pertain to a significant segment of Intermountain's operations, a change in the reporting of these items will not have any impact on profitability of that segment.

  To our knowledge, Intermountain's accounting for the Subject Items has no impact on Intermountain's compliance with regulatory requirements.

  Intermountain's accounting for the Subject Items has no impact on compliance with loan covenants or contractual requirements.

  Intermountain has no incentive based compensation agreements with any of its officers or employees. Accordingly, Intermountain's accounting for the Subject Items has no impact on management compensation.

  Intermountain's accounting for the Subject Items does not involve concealment of an unlawful transaction.

While the SAB Topic 1:M bullet list of items to consider is not exhaustive, we are unable to identify any additional items that should be considered in this analysis.

Based on the quantitative and qualitative analyses, we do not believe that the Subject Items, as reported, cause the financial statements, taken as a whole, to be materially misleading. Accordingly, we request that the Commission waive amendment of our prior filings.

With respect to future filings, Intermountain will include the Subject Items in cost of sales and prior year amounts will be reclassified to provide for comparability between periods.

We are deferring action to amend to the subject filing pending specific instructions from the Commission. Please feel free to contact us if you have any questions or require any additional information regarding this matter. Thank you.

Sincerely,

/s/ Rick L. Hurt_______________
Rick L. Hurt, Secretary, Treasurer, Director